FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

April 30, 2012

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 30, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports that they have entered into a Letter of Intent on the Sheini Hills Iron Project in Ghana.

Item 5.	Full Description of Material Change

The Issuer reports that it has been advised by its subsidiary, Cardero Iron Ore (BVI) Ltd. (the “Vendor”), that it has entered into a Letter of Intent dated April 20, 2012 with T.M.T. Resources Inc. (“TMT”), a Issuer listed on the NEX board of the TSX Venture Exchange, with respect to the acquisition (the “Acquisition”) by TMT from the Vendor of all of the issued and outstanding shares of its subsidiary, Cardero Iron Ore Ghana (BVI) Ltd. (“Acquireco”) and an outstanding shareholder’s loan payable by Acquireco to the Vendor. Acquireco’s wholly-owned subsidiary, Cardero Ghana Ltd. (“Cardero Ghana”) is party to certain joint ventures with Emmaland Resources Limited (“Emmaland”) on the Sheini Hills Iron Project, located in the Zabzugu-Tatale District in the Northern Region of the Republic of Ghana (the “Sheini Hills Project”).

In consideration for the acquisition of Acquireco and the shareholder’s loan, on closing TMT must issue 30,000,000 common shares to the Vendor, and make a cash payment to the Vendor of CAD 10,000,000. TMT is also required make an additional cash payment to the Vendor equal to the expenditures incurred and paid for by Cardero Ghana under the current work program underway on the Sheini Hills Project. Following closing, TMT will be required to make the remaining payments under the joint ventures, as well as completing the required expenditures under the prospecting licenses comprised in the Sheini Hills Project. For details on these payments and expenditures, see news release NR12-03, January 23, 2012.

On closing of the Acquisition, the Board of Directors and management of TMT will be reconstituted, and it is anticipated that the reconstituted TMT board and management will include a number of the current directors and officers of the Issuer. Further details will be released as they become available.

Completion of the Acquisition is subject to a number of conditions, including settlement and execution of formal documentation, the completion by TMT of a non-brokered private placement to raise not less than CAD 18,600,000, the acceptance for filing by the TSX Venture Exchange (“TSXV”) of the Acquisition on behalf of TMT and, if required by the TSXV, approval by the disinterested shareholders of TMT. The transaction cannot close until the required approvals are obtained and conditions met. There can be no assurance that the Acquisition will be completed as proposed or at all.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs at Sheini, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the completion of the acquisition of Cardero Iron Ore Ghana (BVI) Ltd. by TMT, the completion of any financing by TMT, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the inability of TMT to obtain the acceptance for filing of the Acquisition by the TSXV or, if required, the shareholders of TMT, the inability of TMT to complete the required financing or to meet any of the other conditions to the closing of the Acquisition, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's most recent Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 331-0096

Item 9.	Date of Report

May 3, 2012